Exhibit 99.1

Housing Market Overview

May 2013

JOHN BURNS
REAL ESTATE CONSULTING
Trusted Analysis for Executive Decisions

Headquarters
16485 Laguna Canyon Road, Suite 130
Irvine, CA 92618
Tel: 949-870-1200
www.realestateconsulting.com

Offices
Irvine · San Diego · Sacramento · Texas · Florida · Atlanta · Chicago ·New England

Contact Information

Don Walker
President
(858) 558-8384 x154
dwalker@realestateconsulting.com

Jody Kahn
Senior Vice President
(603) 235-5760
jkahn@realestateconsulting.com

INDUSTRY OVERVIEW AND MARKET OPPORTUNITY

Unless otherwise indicated, all information in this Industry Overview and Market Opportunity section is derived from a market study prepared for us in connection with this offering by John Burns Real Estate Consulting, LLC, or JBREC, a real estate consulting firm. You should read the following discussion together with the information under the caption “Risk Factors.”

Industry Overview

Residential housing is the largest real estate asset class in the United States with a size of approximately $17.7 trillion, according to the 2012 fourth quarter Federal Reserve Flow of Funds release. Historically, according to the U.S. Census Bureau, approximately one-third of this asset class has been rented and single-family homes currently comprise roughly one-third of all residential rental housing.

The following chart provides information about the inventory of U.S. housing as of May 2013 by unit.

U.S. Housing Inventory

Source: JBREC, May 2013.

Market Opportunity

While a large and growing asset class, single-family rental properties have historically been managed by relatively small-scale, “mom and pop” owner-operators or by a limited number of local and regional property management organizations. More recently, the ownership profile of single-family rental properties has shifted to larger investors and national owner-operators, including American Homes 4 Rent, seeking to efficiently acquire large numbers of homes at distressed values, generate attractive rental cash flow streams and benefit from any potential home price appreciation.

After nearly a decade of solid home price appreciation from 1998 to 2006, which we believe in many markets was in excess of underlying fundamentals, a significant over-correction has occurred in the pricing of the single-family housing sector. Home prices declined approximately 35% in some of the largest U.S. housing markets (as measured by the not-seasonally adjusted CoreLogic/Case-Shiller Composite 20 Home Price Index from its peak on July 1, 2006 to its trough on March 1, 2012). While prices have begun to recover, with a 5% recovery of the 30% peak to trough correction nationally per JBREC’s Burns Home Value Index, we believe that a substantial number of non-performing loans will need to be resolved over the next five years, including through foreclosure, short sale or conversion through a bank deed-for-lease program. As a result, we believe there may be the opportunity for experienced and well-capitalized operators to acquire large volumes of single-family rental homes at attractive pricing.

While single-family prices are in the early stages of recovery, multi-family prices have been improving during the last two years and have returned to levels on par with early 2006, as measured by the NCREIF Index, published by the National Council for Real Estate Investment Fiduciaries.

Due to significant distress in the housing market and additional macroeconomic factors, demand for rental housing has been increasing at a strong rate. The rentership rate, which is the inverse of the homeownership rate, reached 35% in the first quarter of 2013 and the highest level since 1995. The ability to acquire single-family homes at favorable prices, combined with improving housing demand characteristics, may offer a significant opportunity to those with a scalable real estate management and acquisitions platform and access to capital.

We believe the return profile, from rental yields and potential for future home price appreciation, is significant enough to encourage investment in the systems, structures and technologies that can make possible economies of scale, resulting in an opportunity for broader industry consolidation by larger and better-capitalized investors that are introducing a higher standard of institutional management to this asset class.

Supply of Single-Family Housing

Following the eight-year period of solid price appreciation that ended in late 2006, home prices fell precipitously. From the peak in the third quarter of 2006 through the trough in the third quarter of 2011, the aggregate value of real estate owned by U.S. households declined by approximately $6.4 trillion or 28.6% (per the Federal Reserve Flow of Funds), an extraordinary reduction of value in the housing sector. This sudden decrease in home values has contributed to approximately 11.2 million home borrowers with negative equity or in some stage of delinquency as of the first quarter of 2013, according to JBREC.

Foreclosure-related activity peaked in 2009 and has since begun to decline, but is still substantially above historical averages. From September 2008 through December 2012, there were approximately 4.1 million completed loan foreclosures (according to CoreLogic). While an unprecedented number of foreclosures have occurred, a large number of delinquent loans remain outstanding. As of the first quarter of 2013, approximately 10.3% of all mortgage loans (measured by loan count based on Mortgage Bankers Association data) in the nation are in some level of non-performance.

Non-Performing Single-Family Residential Mortgage Loans

(as of March 2013)

(Total Non-Performing Loans: 4.2 million)

Source: MBA Mortgage Bankers Association — 1st Quarter 2013 National Delinquency Survey.

The chart below illustrates the increase in the level of delinquency to relatively high levels. According to Mortgage Bankers Association data, a total of 4.7 million single-family residential mortgage loans are currently non-performing.

U.S. Single-Family Residential Mortgage Delinquency and Foreclosure Units

(Q4 1990 – Q1 2013)

Source: MBA Mortgage Bankers Association — 1st Quarter 2013 National Delinquency Survey.

Note: 2013 is as of Q1 2013.

Over the next five years, a substantial number of non-performing loans will need to be resolved, including through foreclosure, short sale or conversion through a bank deed-for-lease program. At the current rate of delinquency and non-performance, it appears that over 4.2 million homeowners in the United States will be affected. Even if fewer than half of the delinquent or non-performing loans proceed through the foreclosure process or are sold through the short sale process, the supply of inventory available for acquisition could be large.

Investors have been purchasing homes at prices below replacement cost to repair and rent. However, replacement costs have been rising, with larger increases in labor and materials costs since the fourth quarter of 2012 driven by increased new home construction. JBREC’s proprietary monthly surveys of homebuilders across the country demonstrates that labor and materials costs increased by 2.7% on average nationally during the fourth quarter of 2012, followed by an average 4.6% increase in the first quarter of 2013.

Rental Market Demand Overview

Over the past two years, the U.S. rental housing market has begun a sustained recovery. In many markets, rental vacancies have fallen and rents have risen, even in areas hardest hit during the housing and economic downturn.

In addition to a growing trend of a mobile workforce, America is undergoing a shift in demographics. Core baby boomer households are becoming empty nesters, and the number of 20- to 34-year-olds is growing at an accelerated pace, as members of “Generation Y” come of home buying age. In the context of high unemployment, labor insecurity and a desire to maintain mobility, “Generation Y,” defined as those born between 1980 and 1999, numbers more than 80 million members, and is likely to show a higher tendency to rent rather than own their homes. Additionally, the rising cost of college education and the corresponding burden of student loans leave many young people deep in debt and less willing or able to take on mortgage debt.

The chart below illustrates the strength of the overall rental market (including both single-family and multi-family rental housing), which has seen increases in occupancy and rental rates (despite the macroeconomic headwinds that the United States economy has been facing). According to the U.S. Census Bureau, out of the total 78 million family households in the United States, 32 million have two members, and are more likely candidates for multi-family rentals, whereas 46 million have three or more members, and are more likely candidates for single-family rentals.

Single-Family and Multi-Family Rental Occupancy and Rental Rate

(as of December 31, 2011, most recent)

Source: U.S. Census Bureau, 2005-2011 American Community Surveys

Single-Family Rental Demand

Many homeowners who have been displaced by the housing bubble are looking to live in a home with similar characteristics and amenities to their former home and, for this population, single-family rentals may present the best available option. In the wake of the worst housing downturn in history, renting has, in many cases, become more compelling for consumers, and, with the growth of the single-family rental market, these consumers are now offered alternative rental options.

While multi-family and single-family housing seem to be natural competitors in the rental sector, each generally appeals to a different type of tenant. The two rental markets are largely segmented by lifecycle. Singles, couples without children, people with roommates, newly divorced individuals and empty nesters dominate the multi-family market, because they have smaller space needs, less demand for associated acreage and generally prefer denser, transit-centric submarkets. On the other hand, the single-family market (both owner-occupied and tenant-occupied) serves larger households that are primarily families with children, whose preferences tend to focus on the need for additional space, quality of schools and neighborhood safety.

Within the broader rental market, the single-family rental segment has continued to grow its relative market share compared to other types of rental housing.

Relative Size of the Single-Family Rental Market

(as of December 31, 2011, most recent)

Source: U.S. Census Bureau, 2005-2011 American Community Survey

Two of the primary factors driving the increase in demand for single-family rental properties are constraints on home mortgage financing and the displacement of homeowners.

Constraints on Home Mortgage Financing.

Even with the increased affordability of homes, many would-be home buyers — including some with no history of foreclosure — are finding it difficult to qualify for a mortgage. Lenders have reverted to more stringent underwriting standards (such as limitations on aggregate indebtedness and restrictions on the percentage of income allocable to mortgage payments) and require larger down payments, which together have made it difficult for many potential home buyers to obtain mortgage financing.

Displaced Owners Forced to Rent

In some cases, the shift from owning to renting is a function of foreclosure, short sales, or other adverse credit or economic events. A home foreclosure, for example, can have a significant adverse effect on credit status and can limit the ability to obtain mortgage debt to finance future homeownership for up to seven years. Distressed owners are effectively converted to renters, many of whom prefer to live in a single-family unit, which has characteristics and amenities similar to their former homes, as opposed to an apartment. Families renting single-family homes may be able to keep their children enrolled in the schools they are accustomed to, and in proximity to friends and sports or recreational programs. In addition, single-family homes are frequently located in stable neighborhoods, and include private yards for children and pets to play safely.

The recent drop in home prices, constraints on mortgage lending, job volatility requiring greater geographic mobility, economic uncertainty, evolving demographics and expanded rental options are changing the way many Americans live. Many people, who in the past might have become homeowners, are instead becoming long-term renters of single-family homes. According to JBREC, for every 1.0% decline in the homeownership rate, the occupants of approximately 1.1 million homes become prospective tenants. The U.S. Census Bureau reports the national homeownership rate was 65.0% in the first quarter of 2013, which is down from a peak of 69.2% in the fourth quarter of 2004. JBREC believes that the homeownership rate will continue to decrease through 2015 and overcorrect at approximately 63%, before increasing again towards the historical average of 65.4%.

National Homeownership Rate

Source: U.S. Census Bureau

Single-Family Home Prices

There has been an over-correction in housing prices in certain housing markets, which has led to home prices being significantly below replacement cost in many of these markets. As the economy slowly strengthens and the housing market returns to long-term pricing norms, or reverts to mean pricing levels, we believe there is the potential for home price appreciation. The chart below illustrates the magnitude of the decrease in home prices in American Homes 4 Rent’s top eight markets and the subsequent rebound, which remains significantly below the peak.

Changes in Burns Home Value Index(1)

(December 31, 2002 to March 31, 2013)

Source: JBREC, April 2013.

(1)	Peak occurred during either 2006 or 2007 for all markets. Trough occurred during 2011 or 2012 for most markets, but Houston bottomed in December 2008. Burns Home Value Index estimates all home values in a market, not just recent transactions.

About this Market Study

This market study was prepared in May 2013 in connection with this offering by John Burns Real Estate Consulting, LLC (“JBREC”). Founded in 2001, JBREC is an independent research provider and consulting firm focused on the housing industry. The market study contains forward-looking statements which are subject to uncertainty.

The estimates, forecasts and projections prepared by JBREC are based upon numerous assumptions and may not prove to be accurate. This market study contains estimates, forecasts and projections that were prepared by JBREC, a real estate consulting firm. The estimates, forecasts and projections relate to, among other things, home value indices, payroll employment growth, median household income, housing permits and household formation. No assurance can be given that these estimates are, or that the forecasts and projections will prove to be, accurate. These estimates, forecasts and projections are based on data (including third-party data), significant assumptions, proprietary methodologies and the experience and judgment of JBREC. No assurance can be given regarding the accuracy or appropriateness of the assumptions and judgments made, or the methodologies used, by JBREC. The application of alternative assumptions, judgments or methodologies could result in materially less favorable estimates, forecasts and projections than those contained in this market study. Other real estate experts have different views regarding these forecasts and projections that may be more positive or negative, including in terms of the timing, magnitude and direction of future changes.

The forecasts and projections are forward-looking statements and involve risks and uncertainties that may cause actual results to be materially different from the projections. JBREC has made these forecasts and projections based on studying the historical and current performance of the residential housing market and applying JBREC’s qualitative knowledge about the residential housing market. The future is difficult to predict, particularly given that the economy and housing markets can be cyclical, subject to changing consumer and market psychology, geo-political events and governmental policies related to mortgage regulations and interest rates. There will usually be differences between projected and actual outcomes, because events and circumstances frequently do not occur as expected, and the differences may be material. Accordingly, the forecasts and projections included in this market study might not occur or might occur to a different extent or at a different time. For the foregoing reasons, JBREC cannot provide any assurance that the estimates, forecasts and projection, including third-party data, contained in this market study are accurate, actual outcomes may vary significantly from those contained or implied by the forecasts and projections, and you should not place undue reliance on these estimates, forecasts and projections. See “Risk Factors — Risks Related to the Real Estate Industry — The estimates, forecasts and projections relating to our markets prepared by JBREC are based upon numerous assumptions and may not prove to be accurate.”

Housing Market Overview

May 2013

JOHN BURNS
REAL ESTATE CONSULTING
Trusted Analysis for Executive Decisions

Headquarters
16485 Laguna Canyon Road, Suite 130
Irvine, CA 92618
Tel: 949-870-1200
www.realestateconsulting.com

Offices
Irvine · San Diego · Sacramento · Texas · Florida · Atlanta · Chicago ·New England

Contact Information

Don Walker
President
(858) 558-8384 x154
dwalker@realestateconsulting.com

Jody Kahn
Senior Vice President
(603) 235-5760
jkahn@realestateconsulting.com

Atlanta-Sandy Springs-Marietta, Georgia MSA: “Atlanta”

Atlanta Economic Overview

According to the U.S. Census Bureau’s 2011 American Community Survey, the Atlanta MSA had approximately 5.4 million people and is the ninth-largest MSA in the United States by population, according to the Census Bureau’s 2012 Statistical Abstract of the United States. There are twenty-eight counties in the Atlanta MSA. Atlanta is projected to average population growth of 1.8% annually from 2013 through 2015, which is slightly above the projected national average of 1.0% annually for the same period (Moody’s Analytics / Précis U.S. Macro / December 2012).

Annual Employment Growth and Unemployment Rate. Employment growth has been positive in Atlanta, with 35,500 jobs added in the 12 months ended December 31, 2011 and 43,900 jobs added in the 12 months ended December 31, 2012. By comparison, the metro area lost a total of 183,500 jobs between 2008 and 2010. In the 12 months ended February 2013, Atlanta has added 57,800 jobs for 2.5% growth compared to 1.6% growth nationally. The unemployment rate declined from 10.2% in 2010 to 8.7% in 2012 and 8.3% as of February 2013. The national unemployment rate was 8.1% in February 2013. JBREC forecasts employment in Atlanta to grow by an average of 48,800 jobs annually from 2013 through 2015, or annual growth of 2.1%. In comparison, JBREC forecasts annual employment growth nationally of 1.6% through 2015.

Metro Economy. The Atlanta economy includes the state capital and several colleges and universities, numerous Fortune 500 companies, and one of the busiest airports in the world. Atlanta also has one of the fastest growing tech sectors with 13,000 companies and nearly 200,000 employees. The metro development authority reports Atlanta has the 2nd largest telecom presence nationally with over 44,000 employed in this cluster.

Median Household Income. After decreasing in 2009 and 2010, the median household income in Atlanta has picked up, experiencing a 0.6% and 1.2% period over period growth rate for the year ended December 31, 2011 and the year ended December 31, 2012, respectively. JBREC forecasts the median income in Atlanta will increase to $59,659 by 2015, which is a 2.1% average annual increase, compared to a forecast of 1.7% nationally during the same period.

Atlanta Housing Market Overview

The total market size of housing stock in Atlanta is estimated to be $259 billion, or approximately 2.2 million homes according to the U.S. Census Bureau, 2011 American Community Survey. Household formations have been increasing once again, and permits to build new single-family and multi-family homes as of December 31, 2012 were at 14,331; the Atlanta MSA peaked in 2004 at 74,007 permits. In the 12 months ended February 28, 2013, single-family permits increased by 56% to 10,027 units and multifamily permits were up 57% to 5,383 units. Home values dropped modestly from 2011 to 2012, but were down 33.5% at the trough in 2012 from the 2007 peak (according to JBREC’s Burns Home Value Index). The homeownership rate hovered between 66% and 68% from 2005-2011 but subsequently declined to 62% in 2012.

We believe that there remains opportunity in the Atlanta market to continue to acquire, restore, lease and manage single-family homes.

Additionally, JBREC estimates that there is a “shadow inventory” of delinquent mortgages that have not been resolved of approximately 87,500 homes as of December 31, 2012, representing approximately $8.9 billion in value (assuming the median sales price of $101,536 per home as of December 31, 2012).

Supply and Demand Dynamics. The total annual permit issuance of single-family and multi-family permits reached what was the trough during 2009 in Atlanta. Household growth in Atlanta has increased from lows in 2010 to an estimated 25,200 households added in 2012. JBREC forecasts that household growth will steadily increase from 33,300 new households in 2013 to 47,900 new households added in 2015. Total permits are forecasted to reach 30,000 units in 2015, a level last reached in 2007. JBREC forecasts approximately 128,100 new households will be formed in Atlanta from 2013 through 2015 compared to 70,500 total residential permits issued over the same period. Much of the additional demand for housing will be satisfied by rentals, which should keep vacancies low and rental rates rising.

Homeownership Levels. The homeownership rate hovered between 66% and 68% from 2005 through 2011, but dipped in 2012 to 62%.

Burns Home Value Index. According to JBREC, home values in Atlanta dropped slightly from 2011 to the 2012 trough. The 2012 value is down 33.5% from the 2007 peak and JBREC forecasts home values will increase through 2015. The median resale price for a detached home was $101,189 as of December 31, 2012 and has risen to $106,282 as of April 2013. In addition, as of December 31, 2011, JBREC estimates that, on a per square foot basis, the median home price is 20.8% less than estimated replacement cost for a newly constructed home. Home values in the Atlanta metro area are forecasted to rise at an average annual rate of 12.4% from 2013 to 2015, according to the Burns Home Value Index.

Single-Family Rental and Vacancy Rates. Single-family home average monthly rents are rising in Atlanta, while the vacancy rate is declining. After peaking at 16.6% in 2010, the vacancy rate has decreased to 10.8% as of March 2013 and is down from 11.8% in March 2012. The average monthly rental rate is $1,036 as of March 2013, up from $992 in March 2012.

Chicago-Joliet-Naperville, Illinois Metropolitan Division: “Chicago”

Chicago Economic Overview

According to the U.S. Census Bureau, 2011 Population Estimates, the Chicago metropolitan division had 7.9 million people and, according to the 2012 U.S. Census Bureau Statistical Abstract of the United States, is the third-largest MSA in the United States by population when combined with the neighboring Gary, IN and Lake County-Kenosha County, IL-WI metropolitan divisions (an additional 1.6 million people, according to the U.S. Census Bureau, 2011 Population Estimates). There are eight counties in the Chicago Metropolitan Division. Chicago is projected to average population growth of 0.5% annually from 2013 through 2015, which is below the projected national average of 1.0% annually for the same period (Moody’s Analytics / Précis U.S. Macro / December 2012).

Annual Employment Growth and Unemployment Rate. Employment growth is positive in Chicago, with 48,700 jobs added in the 12 months ended December 31, 2011 and 53,400 jobs added in the 12 months ended December 31, 2012. By comparison, the metro area lost a total of 266,000 jobs between 2008 and 2010. In the 12 months ended February 2013, Chicago has added 55,000 jobs for 1.5% growth compared to 1.6% growth nationally. The unemployment rate declined from 10.4% in 2010 to 8.8% in 2012, but has increased to 10.3% as of February 2013. The national unemployment rate was 8.1% in February 2013. JBREC forecasts employment in Chicago to grow by an average of 57,800 jobs annually from 2013 through 2015, or annual growth of 1.7%. In comparison, JBREC forecasts annual employment growth of 1.6% nationally through 2015.

Metro Economy. The Chicago economy is diversified, with concentrations in manufacturing, transportation, information technology, R&D, and green energy. This metro employs nearly 1 million employees in the business and financial services industries, and 10% of the regional economy can be attributed to manufacturing, which employs over 400,000.

Median Household Income. After decreasing in 2009 and 2010, the median household income growth rate in Chicago increased 1.3% period over period the year ended December 31, 2011 and then declined -0.3% for the year ended December 31, 2012. JBREC forecasts the median income in Chicago will increase to $60,692 by 2015, which is a 1.7% average annual increase, compared to a forecast of 1.7% nationally during the same period.

Chicago Housing Market Overview

The total market size of housing stock in the greater Chicago MSA is estimated to be $604 billion, or approximately 3.8 million homes according to the U.S. Census Bureau, 2011 American Community Survey.

Household formations have been increasing since 2011 and permits to build new single-family and multi-family homes as of December 31, 2012 were at 7,343, down from peak activity of 43,976 permits in 2005. In the 12 months ended February 28, 2013, single-family permits increased by 36% to 4,079 units, and multifamily permits were up by 24% to 3,602 units. Home values appear to have reached trough values in 2012, down 36% from the 2006 peak levels (according to JBREC’s Burns Home Value Index). Homeownership has declined, from 70.0% in 2005 to a trough of 66.9% as of September 30, 2012, rising only slightly to 67.5% as of December 31, 2012. This decrease in recent years indicates that many traditional homeowners continue to seek housing alternatives, including through single-family rentals.

We believe that there remains opportunity in the Chicago market to continue to acquire, restore, lease and manage single-family homes.

Additionally, JBREC estimates that there is a “shadow inventory” of delinquent mortgages that have not been resolved of approximately 152,000 homes as of December 31, 2012, representing approximately $25.1 billion in value (assuming the December 31, 2012 median sales price of $165,000 per home).

Supply and Demand Dynamics. The total annual permit issuance of single-family and multi-family permits reached what is expected to be the trough during 2009 in Chicago. Household growth in Chicago has increased from lows in 2011 to an estimated 13,900 households added in 2012. JBREC forecasts that household growth will steadily increase from 15,900 new households in 2013 to 24,800 new households in 2015. Total permits are forecasted to reach 15,400 units in 2015, a level last reached in 2007. JBREC forecasts approximately 62,500 new households will be formed in Chicago from 2013 through 2015 compared to 38,200 total residential permits issued over the same period. Much of the additional demand for housing will be satisfied by rentals, which should keep vacancies low and rental rates rising.

Homeownership Levels. As of December 31, 2012, the homeownership rate in Chicago was 67.5%, which is down from 70.0% in 2005.

Burns Home Value Index. According to JBREC, home prices in Chicago are decreasing less rapidly than in previous years. The Burns Home Value Index was down 2.2% in 2012 from 2011, and the median resale price for a detached home was $172,450 as of December 31, 2012. In addition, as of December 31, 2011, JBREC estimates that, on a per square foot basis, the median home price is 15.8% more than estimated replacement cost for a newly constructed home. Home values in the Chicago metropolitan division are projected to show an average annual increase of 10.3% from 2013 to 2015, according to the Burns Home Value Index.

Single-Family Rental and Vacancy Rates. Single-family home average monthly rents are rising in Chicago, while the vacancy rate is declining. After peaking at 12.2% in 2010, the vacancy rate has decreased to 7.6% as of March 2013 and is down from 7.8% in March 2012. The average monthly rental rate is $1,359 as of March 2013, up from $1,269 in March 2012.

Dallas-Fort Worth-Arlington, Texas MSA: “Dallas-Fort Worth”

Dallas-Fort Worth Economic Overview

According to the U.S. Census Bureau, 2011 American Community Survey, the Dallas-Fort Worth MSA had approximately 6.5 million people and, according to the 2012 U.S. Census Bureau Statistical Abstract of the United States, is the fourth-largest MSA in the United States by population. Data for the Dallas-Fort Worth metropolitan area covers twelve counties. Dallas-Fort Worth is projected to average population growth of 2.1% annually from 2013 through 2015, which is above the projected national average of 1.0% annually for the same period (Moody’s Analytics / Précis U.S. Macro / December 2012).

Annual Employment Growth and Unemployment Rate. Employment growth has been positive in Dallas-Fort Worth, with 70,200 jobs added in the 12 months ended December 31, 2011 and 83,800 jobs added in the 12 months ended December 31, 2012. By comparison, the metro area lost a total of 111,700 jobs between 2009 and 2010. In the 12 months ended February 28, 2013, Dallas-Fort Worth has added 108,900 jobs for 3.9% growth compared to 1.6% growth nationally. The unemployment rate declined from 8.2% in 2010 to 6.7% in 2012, and fell down to 6.3% as of February 2013. The national unemployment rate was 8.1% in February 2013. JBREC forecasts employment in Dallas–Fort Worth to grow by an average of 82,733 jobs annually from 2013 through 2015, or annual growth of 2.7%. In comparison, JBREC forecasts annual employment growth of 1.6% nationally through 2015.

Metro Economy. The Dallas-Fort Worth metropolitan area has three primary industries that are the lifeblood of the economy: logistics and trade, technology, and advanced services such as the financial and technological sectors. The metro’s location provides for strong trade advantages, with robust infrastructure in place to allow businesses to move products quickly and cost-effectively.

Median Household Income. After decreasing in 2009, the median household income in Dallas-Fort Worth has increased, experiencing a 3.1% and 2.7% period over period growth rate for the year ended December 31, 2011 and the year ended December 31, 2012, respectively. JBREC forecasts the median income in Dallas-Fort Worth will increase to $62,529 by 2015, which is a 2.0% average annual increase, compared to a forecast of 1.7% nationally during the same period.

Dallas-Fort Worth Housing Market Overview

The total market size of housing stock in Dallas-Fort Worth is estimated to be $277 billion, or approximately 2.5 million homes according to the U.S. Census Bureau, 2011 American Community Survey. Household formations have been increasing since 2010 and permits to build new single-family and multi-family homes as of December 31, 2012 were at 33,799, down from the 2005 peak in Dallas-Fort Worth of 59,895. In the 12 months ended February 28, 2013, single-family permits increased by 15.5% to 18,295 units, with multifamily permits up 51% to 15,681 units. Home values over the past decade have remained fairly constant (compared to other markets) with only a 12.0% drop from peak to trough values (according to JBREC’s Burns Home Value Index). Homeownership has remained fairly constant over the past decade at approximately 62%, declining to 61.3% as of December 31, 2012.

We believe that there remains opportunity in the Dallas-Fort Worth market to continue to acquire, restore, lease and manage single-family homes.

Additionally, JBREC estimates that there is a “shadow inventory” of delinquent mortgages that have not been resolved of approximately 66,700 homes in Dallas-Fort Worth as of December 31, 2012, representing approximately $11.0 billion in value (assuming of the median sales price of $177,700 per home in Dallas and $139,614 in Fort Worth as of December 31, 2012).

Supply and Demand Dynamics. The total annual permit issuance of single-family and multi-family permits reached what is expected to be the trough during 2009 in Dallas-Fort Worth. Household growth in Dallas-Fort Worth has increased from lows in 2010 to an estimated 49,300 households added in 2012. JBREC forecasts that household growth will steadily increase from 52,100 new households in 2013 to 63,699 new households added in 2015. Total permits are forecasted to reach 47,000 units in 2015, a level last reached in 2006. JBREC forecasts approximately 173,400 new households will be formed in Dallas-Fort Worth from 2013 through 2015 compared to 129,420 total residential permits issued over the same period. Much of the additional demand for housing will be satisfied by rentals, which should keep vacancies low and rental rates rising.

Homeownership Levels. As of December 31, 2012, the homeownership rate in Dallas-Fort Worth was 61.3%, which is down from a high of 63.8% in 2010.

Burns Home Value Index. According to JBREC, home values in Dallas-Fort Worth were relatively flat in 2012 from 2011, up just 0.01%. The median resale price for a detached home was $156,823 as of December 31, 2012 and has risen to $157,075 as of April 2013. Home values in the Dallas-Fort Worth metro area are forecasted to rise at an average annual rate of 6.8% from 2013 to 2015, according to the Burns Home Value Index.

Single-Family Rental and Vacancy Rates. Single-family home average monthly rents are rising in Dallas-Fort Worth, while the vacancy rate is declining. After peaking at 13.5% in 2010, the vacancy rate has decreased to 9.7% as of March 2013 and is down from 10.7% in March 2012. The average monthly rental rate is $1,175 as of March 2013, up from $1,130 in March 2012.

Houston-Sugar Land-Baytown, Texas MSA: “Houston”

Houston Economic Overview

According to the U.S. Census Bureau’s 2011 American Community Survey, the Houston MSA had approximately 5.9 million people and is the sixth-largest MSA in the United States by population, according to the Census Bureau’s 2012 Statistical Abstract of the United States. There are ten counties in the Houston MSA. Houston is projected to experience population growth of 1.9% annually from 2013 through 2015, which is slightly above the projected national average of 1.0% annually for the same period (Moody’s Analytics / Précis U.S. Macro / December 2012).

Annual Employment Growth and Unemployment Rate. Employment growth is positive in Houston, with 64,600 jobs added in the 12 months ended December 31, 2011 and 99,300 jobs added in the 12 months ended December 31, 2012. By comparison, the metro area lost a total of 74,000 jobs between 2009 and 2010. In the 12 months ended February 2013, Houston has added 118,700 jobs for 4.5% growth compared to 1.6% growth nationally. The unemployment rate declined from 8.5% in 2010 to 6.8% in 2012 and dropped further to 6.3% as of February 2013. JBREC forecasts employment in Houston to grow by an average of 77,200 jobs annually from 2013 through 2015, or annual growth of 2.8%. In comparison, JBREC forecasts annual employment growth of 1.6% nationally through 2015.

Metro Economy. The Houston metro area is home to twenty-five Fortune 500 companies, the third highest concentration in the U.S, as well as a substantial oil and gas cluster and a very active, international port. Houston’s strong infrastructure supports growing industries, including energy, health care, nanotechnology, aerospace, and information technology. The Texas Medical Center is the largest complex in the world, with 54 institutions employing 106,000 and treating over 7 million patients annually.

Median Household Income. After decreasing in 2009, the median household income in Houston has steadily increased, experiencing a 3.5% and 2.0% period over period growth rate for the year ended December 31, 2011 and the year ended December 31, 2012, respectively. JBREC forecasts the median income in Houston will increase to $60,959 by 2015, which is a 1.4% average annual increase compared to a forecast of 1.7% nationally during the same period.

Houston Housing Market Overview

The total market size of housing stock in Houston is estimated to be $237 billion or approximately 2.3 million homes according to the U.S. Census Bureau, 2011 American Community Survey. Household formations have been increasing since 2012 and permits to build new single-family and multi-family homes as of December 31, 2012 were at 43,450, down from Houston’s peak of 71,719 permits in 2006. In the 12 months ended February 28, 2013, single-family permits increased by 25% to 29,806 units and multifamily permits were up 43% to 14,394 units. Home values in Houston remained fairly steady in the mid-2000s (according to JBREC’s Burns Home Value Index), and were up 2.9% in 2012 year-over-year. The homeownership rate peaked in 2008 at 65%, and has subsequently declined to 62% on average for 2012, declining to 60% as of December 31, 2012.

We believe that there remains opportunity in the Houston market to continue to acquire, restore, lease and manage single-family homes.

Additionally, JBREC estimates that there is a “shadow inventory” of delinquent mortgages that have not been resolved of approximately 56,800 homes as of December 31, 2012, representing approximately $9.7 billion in value (assuming the median sales price of $171,300 per home as of December 31, 2012).

Supply and Demand Dynamics. The total annual permit issuance of single-family and multi-family permits have been trending up since the 2010 trough in Houston. Household growth in Houston has increased from the low in 2007 to an estimated 42,900 households added in 2012. JBREC forecasts that households will steadily increase from 45,100 new households added in 2013 to 49,900 new households in 2015. Total permits are forecasted to reach 62,000 units in 2015, a level last reached in 2007. JBREC forecasts approximately 141,900 new households will be formed in Houston from 2013 through 2015 compared to 163,000 total residential permits issued over the same period.

Homeownership Levels. While the homeownership rate averaged 62.2% in 2012, as of December 31, 2012, the homeownership rate in Houston was 60.4%, down from a high of 64.8% in 2008.

Burns Home Value Index. According to JBREC, home values in Houston experienced a 2.9% increase in 2012 from 2011. The median resale price for a detached home was $163,562 as of December 31, 2012 and was down slightly to $160,900 as of February 2013. In addition, as of December 31, 2011, JBREC estimates that, on a per square foot basis, the median home price is 13.3% less than estimated replacement cost for a newly constructed home. Home values in the Houston metro area are forecasted to rise at an average annual rate of 6.0% from 2013 to 2015, according to the Burns Home Value Index.

Single-Family Rental and Vacancy Rates. Single-family home average monthly rents are rising in Houston, while the vacancy rate is declining. After peaking at 16.2% in 2010, the vacancy rate has decreased to 11.6% as of March 2013 and is down from 12.5% in March 2012. The average monthly rental rate is $1,212 as of March 2013, up from $1,157 in March 2012.

Indianapolis-Carmel, Indiana MSA: “Indianapolis”

Indianapolis Economic Overview

According to the U.S. Census Bureau’s 2011 American Community Survey, the Indianapolis MSA had approximately 1.8 million people and is the thirty-fourth-largest MSA in the United States by population, according to the Census Bureau’s 2012 Statistical Abstract of the United States. The Indianapolis metropolitan area includes ten counties. Indianapolis is projected to average population growth of 1.3% annually from 2013 through 2015, which is slightly above the projected national average of 1.0% annually for the same period (Moody’s Analytics / Précis U.S. Macro / December 2012).

Annual Employment Growth and Unemployment Rate. Employment growth has been positive in Indianapolis, with 17,500 jobs added in the 12 months ended December 31, 2011 and 25,200 jobs added in the 12 months ended December 31, 2012. By comparison, the metro area lost a total of 45,200 jobs between 2008 and 2010. In the 12 months ended February 2013, Indianapolis has added 15,000 jobs for 1.7% growth compared to 1.6% growth nationally. The unemployment rate declined from 9.1% in 2010 to 7.7% in 2012, but has increased to 8.5% as of February 2013. The national unemployment rate was 8.1% in February 2013. JBREC forecasts employment in Indianapolis to grow by an average of 15,500 jobs annually from 2013 through 2015, or annual growth of 1.7%. In comparison, JBREC forecasts annual employment growth nationally of 1.6% through 2015.

Metro Economy. The Indianapolis economy has concentrations in amateur and professional sports-oriented events and tourism, insurance, manufacturing and meat packing activities. The economic development agency is pursuing numerous clusters, including advanced manufacturing that builds on the metro area’s manufacturing history and over 4,600 companies producing pharmaceuticals to furniture and automotive components.

Median Household Income. After decreasing in 2009 and 2010, the median household income in Indianapolis has remained relatively flat, experiencing a 0.4% and 0.2% period over period growth rate for the year ended December 31, 2011 and the year ended December 31, 2012, respectively. JBREC forecasts the median income in Indianapolis will increase to $52,500 by 2015, which is a 1.1% average annual increase, compared to a forecast of 1.7% nationally during the same period.

Indianapolis Housing Market Overview

The total market size of housing stock in Indianapolis is estimated to be $78 billion, or approximately 762,000 homes according to the U.S. Census Bureau, 2011 American Community Survey. Household formations have been increasing since 2010, and permits to build new single-family and multi-family homes as of December 31, 2012 were at 4,895, the trough annual level in the Indianapolis MSA since its peak of 17,185 in 2001. In the 12 months ended February 28, 2013, single-family permits increased by 12% to 4,091 units, while multifamily permits declined by 35% to 981 units. Home values dropped modestly from 2003 to 2011, declining 15.0% from peak to trough annual values (according to JBREC’s Burns Home Value Index) before increasing by 1.6% in 2012. The homeownership rate peaked as high as 79.0% in 2006 but has subsequently declined to 67.1% on average for 2012, rising slightly to 67.8% as of December 31, 2012.

We believe that there remains opportunity in the Indianapolis market to continue to acquire, restore, lease and manage single-family homes.

Additionally, JBREC estimates that there is a “shadow inventory” of delinquent mortgages that have not been resolved of approximately 27,172 homes as of December 31, 2012, representing approximately $3.5 billion in value (assuming the median sales price of $129,916 per home as of December 31, 2012).

Supply and Demand Dynamics. The total annual permit issuance of single-family and multi-family permits reached what is expected to be the trough during 2012 in Indianapolis. Household growth in Indianapolis has increased from lows in 2010 to an estimated 8,900 households added in 2012. JBREC forecasts that household growth will steadily increase from 10,700 new households in 2013 to 11,800 new households in 2015. Total permits are forecasted to reach 10,000 units in 2015, a level last reached in 2006. JBREC forecasts approximately 34,000 new households will be formed in Indianapolis from 2013 through 2015 compared to 24,200 total residential permits issued over the same period. Much of the additional demand for housing will be satisfied by rentals, which should keep vacancies low and rental rates rising.

Homeownership Levels. The homeownership rate in Indianapolis declined from a peak of 79.0% in 2006 to 67.1% on average for 2012, rising slightly to 67.8% as of December 31, 2012.

Burns Home Value Index. According to JBREC, home values in Indianapolis experienced a 1.6% increase in 2012 from 2011, after declining 15.0% from 2003 through 2011. The median resale price for a detached home was $127,835 as of December 31, 2012 and has risen to $133,406 as of April 2013. In addition, as of December 31, 2011, JBREC estimates that, on a per square foot basis, the median home price is 20.4% less than estimated replacement cost for a newly constructed home. Home values in the Indianapolis metro area are forecasted to rise at an average annual rate of 6.3% from 2013 to 2015, according to the Burns Home Value Index.

Single-Family Rental and Vacancy Rates. Single-family home average monthly rents are rising in Indianapolis, while the vacancy rate is declining. After peaking at 13.9% in 2010, the vacancy rate has decreased to 8.6% as of March 2013 and is down from 9.2% in March 2012. The average monthly rental rate is $934 as of March 2013, up from $912 in March 2012.

Jacksonville, Florida MSA: “Jacksonville”

Jacksonville Economic Overview

According to the U.S. Census Bureau, 2011 American Community Survey, the Jacksonville MSA had approximately 1.4 million people and according to the 2012 U.S. Census Bureau, Statistical Abstract of the United States, is the fortieth-largest MSA in the United States by population. There are five counties in the Jacksonville MSA. Jacksonville is projected to average population growth of 1.5% annually from 2013 through 2015, which is slightly above the projected national average of 1.0% annually for the same period (Moody’s Analytics / Précis U.S. Macro / December 2012).

Annual Employment Growth and Unemployment Rate. Employment growth is positive in Jacksonville, with 6,000 jobs added in the 12 months ended December 31, 2011 and 8,800 jobs added in the 12 months ended December 31, 2012. By comparison, the metro area lost a total of 51,000 jobs between 2008 and 2010. In the 12 months ended February 2013, Jacksonville has added 17,900 jobs for 3.0% growth compared to 1.6% growth nationally. The unemployment rate declined from 10.9% in 2010 to 8.3% in 2012 and decreased further to 7.0% as of February 28, 2013. The national unemployment rate was 8.1% in February 2013. JBREC forecasts employment in Jacksonville to grow by an average of 14,400 jobs annually from 2013 through 2015, or annual growth of 2.4%. In comparison, JBREC forecasts annual employment growth of 1.6% nationally through 2015.

Metro Economy. The Jacksonville economy is diversified. Economic development efforts have successfully established manufacturing, aerospace, finance, information technology, life sciences, and logistics clusters in the metro area. The tax environment and economic incentives also attract new business to the MSA, with no corporate franchise tax, no taxes on inventories, and competitive business incentives.

Median Household Income. After decreasing 5% year-over-year in 2009, the median household income is increasing in Jacksonville, experiencing a 3.1% and 2.2% period over period growth rate for the year ended December 31, 2011 and the year ended December 31, 2012, respectively. JBREC forecasts the median income in Jacksonville will increase to $55,353 by 2015, which is a 1.3% average annual increase compared to a forecast of 1.7% nationally during the same period.

Jacksonville Housing Market Overview

The total market size of housing stock in Jacksonville is estimated to be $72 billion, or approximately 602,000 homes according to the U.S. Census Bureau, 2011 American Community Survey. Household formations have been increasing since 2012 and permits to build new single-family and multi-family homes as of December 31, 2012 were at 7,463, down from the 2005 peak of 25,088, but above the 2010 trough of 3,606. In the 12 months ended February 28, 2013, single-family permits increased by 44% to 4,908 units and multifamily permits were up by 427% to 2,994 units. Home values dropped significantly from 2006 to 2012, declining 36.9% from peak to trough annual values (according to JBREC’s Burns Home Value Index). The homeownership rate peaked as high as 72.6% in 2009 but has subsequently declined to 68.1% as of December 31, 2012.

We believe that there remains opportunity in the Jacksonville market to continue to acquire, restore, lease and manage single-family homes.

Additionally, JBREC estimates that there is a “shadow inventory” of delinquent mortgages that have not been resolved of approximately 30,800 homes as of December 31, 2012, representing approximately $4.0 billion in value (assuming the median sales price of $130,000 per home as of December 31, 2012).

Supply and Demand Dynamics. The total annual permit issuance of single-family and multi-family permits reached what is expected to be the trough during 2010 in Jacksonville. Household growth in Jacksonville has recovered from 2009 lows, with an estimated 12,600 households added in 2012. JBREC forecasts that household growth will steadily increase from 18,700 new households in 2013 to 23,600 new households in 2015. Total permits are forecasted to reach 9,500 units in 2015, a level last reached in 2007. JBREC forecasts approximately 64,800 new households will be formed in Jacksonville from 2013 through 2015 compared to 25,000 total residential permits issued over the same period. Much of the additional demand for housing will be satisfied by rentals, which should keep vacancies low and rental rates rising.

Homeownership Levels. As of December 31, 2012, the homeownership rate in Jacksonville was 68.1%, which is down from a high of 72.6% in 2009.

Burns Home Value Index. According to JBREC, home values in Jacksonville experienced a 1.8% decrease in 2012 from 2011. The median resale price for a detached home was $134,232 as of December 31, 2012, and has risen to $140,000 as of April 2013. In addition, as of December 31, 2011, JBREC estimates that, on a per square foot basis, the median home price is 1.4% less than estimated replacement cost for a newly constructed home. Home values in the Jacksonville metro area are forecasted to rise at an average annual rate of 6.8% from 2013 to 2015, according to the Burns Home Value Index.

Single-Family Rental and Vacancy Rates. Single-family home average monthly rents are rising in Jacksonville, while the vacancy rate is declining. After peaking at 15.9% in 2009, the vacancy rate has decreased to 10.1% as of March 2013 and is down from 12.0% in March 2012. The average monthly rental rate is $1,047 as of March 2013, up from $1,008 in March 2012.

Phoenix-Mesa-Glendale, Arizona MSA: “Phoenix”

Phoenix Economic Overview

According to the U.S. Census Bureau, 2011 American Community Survey, the Phoenix metropolitan area had 4.3 million people and, according to the 2012 U.S. Census Bureau Statistical Abstract of the United States, is the fourteenth-largest MSA in the United States by population and home to approximately 66% of Arizona’s population. There are two counties in the Phoenix MSA. Phoenix is projected to average population growth of 2.6% annually from 2013 through 2015, which is above the projected national average of 1.0% annually for the same period (Moody’s Analytics / Précis U.S. Macro / December 2012).

Annual Employment Growth and Unemployment Rate. Employment growth has been positive in Phoenix, with 25,200 jobs added in the 12 months ended December 31, 2011 and 41,500 jobs added in the 12 months ended December 31, 2012. By comparison, the metro area lost a total of 228,500 jobs between 2008 and 2010. In the 12 months ended February 2013, Phoenix has added 41,500 jobs for 2.4% growth compared to 1.6% growth nationally. The unemployment rate declined from 9.8% in 2010 to 7.2% in 2012 and reached 6.7% as of February 2013. The national unemployment rate was 8.1% in February 2013. JBREC forecasts Phoenix employment to grow by an average of 56,466 jobs annually from 2013 through 2015, or annual growth of 3.1%. In comparison, JBREC forecasts annual employment growth of 1,6% nationally through 2015.

Metro Economy. The Phoenix economy has diverse concentrations in renewable energy, biomedicine, manufacturing, aerospace, and emerging technology. Local leaders have expressed their commitment to bringing in high-quality, high-wage jobs to the area and creating opportunities through business tax credits and other economic development plans.

Median Household Income. After decreasing in 2009 and 2010, the median household income in Phoenix has started to increase; experiencing a 0.9% and 2.5% period over period growth rate for the year ended December 31, 2011 and the year ended December 31, 2012, respectively. JBREC forecasts the median income in Phoenix will increase to $57,048 by 2015, which is a 2.8% average annual increase, compared to a forecast of 1.7% nationally during the same period.

Phoenix Housing Market Overview

The total market size of housing stock in Phoenix is estimated to be $203 billion, or approximately 1.8 million homes according to the U.S. Census Bureau, 2011 American Community Survey. Household formations have been increasing since 2011 and permits to build new single-family and multi-family homes as of December 31, 2012 were at 15,882, still below the peak of 69,230 in 2005. In the 12 months ended February 28, 2013, single-family permits increased by 51% to 12,136 units and multifamily permits were up 33% to 3,616 units. Home values dropped 55.1% since its 2006 peak to 2011 trough annual values (according to JBREC’s Burns Home Value Index) before increasing by 15.8% YOY in 2012. The homeownership rate peaked as high as 75% in 2004 but has subsequently declined to 63% on average for 2012.

We believe that there remains opportunity in the Phoenix market to continue to acquire, restore, lease and manage single-family homes.

Additionally, JBREC estimates that there is a “shadow inventory” of delinquent mortgages that have not been resolved of approximately 38,600 homes as of December 31, 2012, representing approximately $6.3 billion in value (assuming the December 31, 2012 median sales price of $162,657 per home).

Supply and Demand Dynamics. The total annual permit issuance of single-family and multi-family permits reached what is expected to be the trough during 2010 in Phoenix. Household growth in Phoenix has increased from lows in 2009 to an estimated 21,900 households added in 2012. JBREC forecasts that household growth will steadily increase from 42,500 new households in 2013 to 50,400 new households in 2015. Total permits are forecasted to reach 39,000 units in 2015, a level last reached in 2007. JBREC forecasts approximately 140,100 new households will be formed in Phoenix from 2013 through 2015 compared to 89,500 total residential permits issued over the same period. Much of the additional demand for housing will be satisfied by rentals, which should keep vacancies low and rental rates rising.

Homeownership Levels. The homeownership rate peaked at 72.5% in 2006, but has subsequently declined to 63% in 2012.

Burns Home Value Index. According to JBREC, home values in Phoenix experienced a 15.8% increase from 2011 to 2012. The median resale price for a detached home was $147,907 as of December 31, 2012, and has risen to $175,000 as of April 2013. In addition, as of December 31, 2011, JBREC estimates that, on a per square foot basis, the median home price is 19.1% less than estimated replacement cost for a newly constructed home. Home values in the Phoenix metro area are forecasted to rise at an average annual rate of 14.6% from 2013 to 2015, according to the Burns Home Value Index.

Single-Family Rental and Vacancy Rates. Single-family home average monthly rents are rising in Phoenix, while the vacancy rate is declining. After peaking at 18.3% in 2009, the vacancy rate has decreased to 10.1% as of March 2013 and is down from 11.3% in March 2012. The average monthly rental rate is $1,056 as of March 2013, up from $997 in March 2012.

Tampa-St. Petersburg-Clearwater, Florida MSA: “Tampa”

Tampa Economic Overview

According to the U.S. Census Bureau’s 2011 American Community Survey, the Tampa MSA had approximately 2.8 million people, and is the nineteenth-largest MSA in the United States by population according to the Census Bureau’s 2012 Statistical Abstract of the United States. There are four counties in the Tampa MSA. Tampa is projected to experience population growth of 1.4% annually from 2013 through 2015, which is slightly above the projected national average of 1.0% annually for the same period (Moody’s Analytics / Précis U.S. Macro / December 2012).

Annual Employment Growth and Unemployment Rate. Employment growth has been positive in Tampa, with 17,700 jobs added in the 12 months ended December 31, 2011 and 26,000 jobs added in the 12 months ended December 31, 2012. By comparison, the metro area lost a total of 123,300 jobs between 2007 and 2010. In the 12 months ended February 2013, Tampa has added 33,200 jobs for 2.9% growth compared to1.6% growth nationally. The unemployment rate declined from 11.8% in 2010 to 8.8% in 2012 and hit 7.4% as of February 2013. JBREC forecasts employment in Tampa to grow by an average of 30,000 jobs annually from 2013 through 2015, or annual growth of 2.5%. In comparison, JBREC forecasts annual employment growth of 1.6% nationally through 2015.

Metro Economy. The Tampa economy is diverse, with leading industries including tourism, agriculture, construction, finance, health care, technology, and maritime industry. Tampa’s port leads the state in cargo by tonnage and also handles a million cruise passengers annually. Local leaders are pursuing four clusters which currently employ over 350,000 and account for nearly 25% of the region’s economic base: Applied Medicine & Human Performance; High Tech Electronics & Instruments; Business, Financial & Data Services and Marine & Environmental Activities.

Median Household Income. After decreasing from 2008 through 2010, the median household income in Tampa increased, experiencing a 3.1% and 1.8% period over period growth rate for the year ended December 31, 2011 and the year ended December 31, 2012, respectively. JBREC forecasts the median income in Tampa will increase to $48,700 by 2015, which is a 2.4% average annual increase compared to a forecast of 1.7% nationally during the same period.

Tampa Housing Market Overview

The total market size of housing stock in Tampa is estimated to be nearly $129 billion, or approximately 1.36 million homes according to the U.S. Census Bureau, 2011 American Community Survey. Household formations have been increasing since 2009, with a dip in 2012, and permits to build new single-family and multi-family homes as of December 31, 2012 were at 10,298, down from the peak in the Tampa MSA of 34,174 in 2005. In the 12 months ended February 28, 2013, single-family permits increased by 36% to 6,226 units and multifamily permits rose 247% to 5,674 units. Home values dropped dramatically from the 2006 peak to the 2011 trough, down 47% (according to JBREC’s Burns Home Value Index) before increasing by 2.1% in 2012. The homeownership rate peaked as high as 73% in 2007 but has subsequently declined to 67% on average for 2012 and 66% as of December 31, 2012.

We believe that there remains opportunity in the Tampa market to continue to acquire, restore, lease and manage single-family homes.

Additionally, JBREC estimates that there is a large “shadow inventory” of delinquent mortgages that have not been resolved of approximately 66,100 homes as of December 31, 2012, representing approximately $8.1 billion in value (assuming the median single-family existing home sales of $122,700 per home as of December 31, 2012).

Supply and Demand Dynamics. Household growth in Tampa has increased from lows in 2009 to an estimated 9,100 households added in 2012. JBREC forecasts that households will steadily increase from 13,700 new households added in 2013 to 20,500 new households added in 2015. Total permits started to trend upwards in 2012 and are forecasted to reach 16,000 units in 2015, a level last reached in 2006. JBREC forecasts approximately 51,200 new households will be formed in Tampa from 2013 through 2015 compared to 41,500 total residential permits issued over the same period. Much of the additional demand for housing will be satisfied by rentals, which should keep vacancies low and rental rates rising.

Homeownership Levels. The homeownership rate in Tampa declined from a peak of 73.0% in 2007 to 67.0% on average for 2012 and 66% as of December 31, 2012.

Burns Home Value Index. According to JBREC, home values in Tampa experienced a 2.0% increase in 2012 from 2011, after declining 47% from 2006 through 2011. The median resale price for a detached home was $115,289 as of December 31, 2012 and has remained relatively flat at $114,400 as of February 2013. In addition, as of December 31, 2011 JBREC estimates that, on a per square foot basis, the median home price is 14.0% less than estimated replacement cost for a newly constructed home. Home values in the Tampa metro area are forecasted to rise at an average annual rate of 8.6% from 2013 to 2015, according to the Burns Home Value Index.

Single-Family Rental and Vacancy Rates. Single-family home average monthly rents are rising in Tampa, while the vacancy rate is declining. After peaking at 12.6% in 2010, the vacancy rate has decreased to 11.2% as of March 2013, and is down from 11.7% in March 2012. The average monthly rental rate is $1,128 as of March 2013, up from $1,089 in March 2012.